Mail Stop 3561

September 26, 2007

Shailen Singh, Chief Executive Officer
Coffee Pacifica, Inc.
2813 7th Street
Berkeley, California 94710-2702

> **Re: Coffee Pacifica, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed August 27, 2007**
> **File No. 333-142601**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006,**
> **as amended**
> **Filed April 2, 2007**
> **Form 10-QSB for the Fiscal Quarter Ended June 30, 2007**
> **Filed August 14, 2007**
> **File No. 333-101702**

Dear Mr. Singh:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We have considered your responses to our comments and we note that you are registering the sale of 6,350,584 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriate characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following factors among any other relevant factors:

- Please disclose the relationships, if any, among the selling shareholders. If none, please state and include the statement in your document.
- Whether or not any of the selling security holders is in the business of buying and selling securities.

2. We note your response to comment 1 in our letter dated May 31, 2007. Similarly, we note that your Current Report on Form 8-K filed on September 12, 2007 was filed after four business days following the triggering event. Please tell us why you did not file this document timely. Also, please tell us what consideration your principal executive and principal financial officer have given to your apparent failure to file timely this and previous Current Reports on Form 8-K in making their effectiveness conclusion as to disclosure controls and procedures as required by Item 307 of Regulation S-B.

3. Please ensure that you update your prospectus so that it reflects information as of a current date. For example, please update your cover page to reflect your "last reported sales price" as of a more recent date. Please also update the Security Ownership of Certain Beneficial Owners and Management and Market for Common Equity and Related Stockholder Matters so that they also reflect information as of a more recent date. Finally, please update your Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations to include your financial results for the period ending June 30, 2007.

Cover page

4. We note your response to comment 3 in our letter dated May 31, 2007. Please move the two new disclosure paragraphs to a more appropriate location in your document, other than your cover page, and only reference the paragraphs' location on your cover page, given that the cover page should be limited to information required by Item 501 of Regulation S-B.

The Offering, page 3

5. We note your response to comment 6 in our letter dated May 31, 2007. Your revised disclosure appears to reflect each payment you have made, however, it does not appear that you have included tabular disclosure of the dollar amount of each payment that you may be required to make, including interest payments, liquidated damages or any other potential payments. Please revise.

6. We note your response to comment 9 in our letter dated May 31, 2007. Please tell us the location in your prospectus where you have provided the disclosure – as a percentage – of the total amount of all possible payments, as disclosed in response to comment 6 in our letter dated May 31, 2007, and the total possible discount to the market price of the shares underlying the convertible note, as disclosed in response to comment 7 in our letter dated May 31, 2007, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

7. We note your response to comment 12 in our letter dated May 31, 2007. In that response, you state that you intend, and you believe you have and will have, the ability to pay, in a timely manner, all amounts that may become due under the notes and warrants. Please provide this response in your document or tell us where in your document this information is located already.

Selling Security Holders, page 11

8. It is not clear why your table does not include any amounts in the columns entitled "Beneficial Ownership Before the Offering," "Percentage of Common Stock Owned Before the Offering," and "Beneficial Ownership After the Offering." Specifically, it appears that the first two columns should reflect the shares issuable upon conversion of the convertible notes and exercise of the warrants and the last column should reflect the shares underlying warrants. Please revise or advise.

Plan of Distribution, page 13

9. We note your response to comment 18 in our letter dated May 31, 2007. Please include that response in an appropriate location in your document or tell us where in your document this information is located already.

Executive Compensation, page 31

10. We note your response to comment 19 in our letter dated May 31, 2007. Please file the employment agreements you discuss in your Employment Agreements subsection beginning on page 32 of your document as exhibits.

Financial Statements, page 31

11. We note your response to comment 20 in our letter dated May 31, 2007. In that response, you state that you have included your report from an independent registered public accounting firm. Please tell us where this report is located.

Form 10-KSB for the Fiscal Year Ended December 31, 2006, as amended

12. We note your response to comment 25 in our letter dated May 31, 2007. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter ended on December 31, 2006 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, as previously requested.

Form 10-QSB for the Period Ended June 30, 2007

Item 3. Controls and Procedures

13. We note your response to comment 24 in our letter dated May 31, 2007. In your Controls and Procedures section in this document, you state that your chief executive officer and principal accounting officer have concluded that, "subject to the limitations noted above," the disclosure controls are effective in providing reasonable assurance that material information relating to you is "made known to management" on a timely basis during the period when our reports are being prepared. Please confirm for us, if true, that your disclosure controls and procedures were effective at the reasonable assurance level for the quarter ended June 30, 2007 without any further limitations. Also, please confirm that you will remove the "subject to the limitations noted above" language from future filings.

Further, please confirm for us, if true, that your disclosure controls and procedures were effective at the reasonable assurance level for the period ended June 30, 2007 such that all information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, "including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Finally, please confirm for us that you will include this proper definition of disclosure controls and procedures in future filings.

Exhibit 31

14. We note your response to comment 26 in our letter dated May 31, 2007. Please confirm for us that in future filings you will use the term "report," as opposed to "quarterly report" in all but your certifications' first paragraph.

*   *   *   *   *   *

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert J. Burnett, Esq.
        Parsons/Burnett, LLP
        Via Facsimile